

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 17, 2010

Ziv Shoshani
President and Chief Executive Officer designate
Vishay Precision Group, Inc.
3 Great Valley Parkway, Suite 150
Malvern, PA 19355

  Re: Vishay Precision Group, Inc.
    Amendment No. 4 to Registration Statement on Form 10
    Filed June 15, 2010
    File No. 001-34679

Dear Mr. Shoshani:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Compensation Components, page 106

1. We note your response to comment 11 and amended disclosure. It is unclear how the data affects your compensation decisions. For example, do you set pay within a specific range of data? What type of compensation practice, given the data, is considered unreasonable? Please clarify.

Ziv Shoshani, page 108

2. We note your response to prior comment 12. Please confirm, if true, that you have disclosed all performance targets. Alternatively, revise to disclose.

Elements of Compensation, page 122

3.   Regarding your responses to comments 13 and 14, please disclose how you determined the specified ranges for each officer's base salary and for total compensation.

The Separation, page 133

4.   We note your response to prior comment 15 and reissue with respect to the second and third sentence of the comment. Make appropriate revisions regarding the new facility under Liquidity and in the summary, as well.

Exhibits

5.   Please revise exhibit 8.1 to eliminate language that states or implies that investors are not entitled to rely on the opinion. For instance, refer to the final paragraph of the opinion.

6.   Please file an accurate copy of exhibit 10.11 that you refer to in your response to comment 16.

7.   We note your response to prior comment 18. To the extent that material agreements are entered into prior to effectiveness, please confirm that you will file the agreements as exhibits to the Form 10.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker at (202) 551-3616 if you have questions regarding the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Special Counsel

cc: Robert A. Friedel
        Pepper Hamilton LLP